LOPRO

Integrated finance company

LOPRO CORPORATION

04035229

File Number: 82-4664

May 21 , 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: M. Ochi

MASAKI OCHI

HEAD OF CORPORATE PLANNING GROUP

7/6

File No. 82-4664

LOPRO CORPORATION

Index

Translation for:

1. Announcement of Completion of Acquisition by the Company of its Own Shares
2. Announcement of Delisting of the Shares of Common Stock on the Frankfurt Stock Exchange
3. Announcement of Syndicated Loan Financing
4. Announcement of Digitization of Publication of Financial Statements
5. Annual Report Release for the Fiscal Year ended March 31, 2004 (Consolidated)
6. Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2004
7. Report on State of Purchase of Share Certificate of One's Own

TOKYO:23567.10

File Number: 82-4664

(English Translation)

April 2, 2004

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Completion of
<u>Acquisition by the Company of its Own Shares</u>

We hereby announce that the Company has completed the acquisition of all of its own shares which was determined by the resolution of the Ordinary General Meeting of Shareholders of the Company on June 27, 2003, pursuant to the provisions of Article 210 of the Commercial Code.

1. Date of completion of acquisition (based on settlement date):

   February 25, 2004

2. Aggregate number of shares acquired:

   937,000 shares

3. Aggregate amount of acquisition price of shares:

   ¥505,691,600

(For Reference)

Description of Resolution at the Ordinary General Meeting of Shareholders held on June 27, 2003 relating to Acquisition by the Company of its Own Shares

1. Kind of shares to be acquired:

   Shares of common stock of the Company

2. Aggregate number of shares to be acquired:

   2,500,000 shares (maximum)

3. Aggregate amount of acquisition price of shares to be acquired:

   ¥1,000,000,000 (maximum)

File Number: 82-4664

(English Translation)

May 19, 2004

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Syndicated Loan Financing

We hereby announce that the Company financed a total amount of 5.7 billion yen by syndicated loans, for which Mizuho Bank, Ltd. acts as arranger, on March 30, 2004 and May 19, 2004. We believe that improvement in creditworthiness, due to the fact that the Company's business strategy has been understood, enabled such financing, as it was for the issuance of "Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)" (total amount of issue: up to 12.5 billion; payment date: May 27, 2004).

1. Purposes of Implementation of Syndicated Loan:

   (1) Redemption of bonds

   (2) Diversification in form of financing

   (3) Expectation for enhancement of business, with improvement in cash flow

2. Contents of Implementation of Syndicated Loan:

   (1) Amount of Loan:

   5.7 billion yen

(2) Maturity Date:

March 20, 2007

(3) Arranger:

Mizuho Bank, Ltd.

(4) Agent:

Mizuho Bank, Ltd.

(5) Participating Financial Institutions:

Mizuho Bank, Ltd. and 7 other financial institutions

File Number: 82-4664

(English Translation)

May 21, 2004

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Digitization of Publication of Financial Statements

We hereby announce that the Company has resolved at the meeting of the board of directors held today, to publish its financial statements (balance sheet and statement of income) by electronic means (on the Company's website set forth below) in lieu of publication on the daily newspaper set forth in the Articles of Incorporation (Nikkei Shimbun), from the 35th Fiscal Period (fiscal year ended March 31, 2004), pursuant to the provisions of Section 3 of Article 16 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

The Company's website address on which the financial statements will be published:

http://www.aspir.co.jp/kessan/8577/8577.html

Note: Balance sheet and statement of income for the 35th Fiscal Period (fiscal year ended March 31, 2004) will be published on the above-mentioned address after the close of the 35th Ordinary General Meeting of Shareholders scheduled on June 29, 2004.

File Number: 82-4664

(Summary English Translation)

Annual Report Release for the Fiscal Year ended March 31, 2004 (Consolidated)

May 21, 2004

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Masaki Ochi
Head of Corporate Planning Division

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto

Tel.: (075) 321-6161

Board Meeting Date: May 21, 2004
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2003 through March 31, 2004)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Operating Income	Operating Profit	Ordinary Profit
Year ended March 31, 2004	¥23,634 million (-26.4%)	¥3,630 million (5.6%)	¥3,072 million (11.2%)
Year ended March 31, 2003	¥32,108 million (-30.8%)	¥3,438 million (-26.1%)	¥2,762 million (-46.4%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Operation Income
Year ended March 31, 2004	¥2,631 million (–)	¥29.18	¥27.95	2.9%	1.2%	13.0%
Year ended March 31, 2003	-¥67,666 million (–)	-¥789.32	–	-55.5%	0.8%	8.6%

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2004: – million yen
   Year ended March 31, 2003: – million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2004: 90,152,630 shares
   Year ended March 31, 2003: 85,727,789 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Operating Income, Operating Profit, Ordinary Profit and Net Income are compared to prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2004	¥224,936 million	¥92,663 million	41.2%	¥1,036.78
Year ended March 31, 2003	¥276,412 million	¥90,409 million	32.7%	¥1,001.07

(Note) Total outstanding shares as of the end of each fiscal year (consolidated):
Year ended March 31, 2004: 89,376,401 shares
Year ended March 31, 2003: 90,313,678 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Year End
Year ended March 31, 2004	¥13,913 million	¥2,187 million	-¥30,574 million	¥28,034 million
Year ended March 31, 2003	¥17,693 million	-¥919 million	-¥9,332 million	¥42,515 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 1

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: –

(5) Changes in Object of consolidation and application of equity method:

Consolidated	(New): –	(Exclusion): –
Equity Method	(New): –	(Exclusion): –

2. Forecast of Consolidated Business Results (April 1, 2004 through March 31, 2005)

	Operating Income	Ordinary Profit	Net Income
Interim	¥11,000 million	¥1,600 million	¥1,500 million
Annual	¥24,000 million	¥4,100 million	¥4,000 million

(Reference)
Estimated net income per share (annual): 44.75 yen

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors.*

File Number: 82-4664

(Summary English Translation)

Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2004

May 21, 2004

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Masaki Ochi
Head of Corporate Planning Division
Board Meeting Date: May 21, 2004
General Meeting of Shareholders: June 29, 2004

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto
Tel.: (075) 321-6161
Interim Dividends: applicable
Unit Share System:
applicable (1 unit: 100 shares)

1. Business Results (April 1, 2003 through March 31, 2004)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Operating Income	Operating Profit	Ordinary Profit
Year ended March 31, 2004	¥17,512 million (-23.9%)	¥937 million (–)	¥1,638 million (–)
Year ended March 31, 2003	¥23,004 million (-37.6%)	-¥1,188 million (–)	-¥1,876 million (–)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Operation Income
Year ended March 31, 2004	¥2,631 million (–)	-¥29.19	¥27.95	2.8%	0.6%	9.4%
Year ended March 31, 2003	-¥77,883 million (–)	-¥908.49	–	-60.4%	-0.6%	-8.2%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2004: 90,152,630 shares
   Year ended March 31, 2003: 85,727,789 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Operating Income, Operating Profit, Ordinary Profit and Net Income are compared to prior year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Annual			
Year ended March 31, 2004	¥3.00	¥0.00	¥3.00	¥268 million	10.3%	0.3%
Year ended March 31, 2003	¥0.00	¥0.00	¥0.00	–	–	–

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2004	¥242,018 million	¥94,169 million	38.9%	¥1,053.63
Year ended March 31, 2003	¥293,523 million	¥91,915 million	31.3%	¥1,017.74

(Notes)

1. *Total outstanding shares as of the end of each fiscal year:*
   Year ended March 31, 2004: 89,376,401 shares
   Year ended March 31, 2003: 90,313,678 shares
2. *Total number of own shares as of the end of each fiscal year:*
   Year ended March 31, 2004: 2,362,089 shares
   Year ended March 31, 2003: 1,424,812 shares

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. on April 2 and May 13, 2004.